Filed by First Opportunity Fund, Inc.
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Companies:
First Opportunity Fund, Inc.
Investment Company Act File No. 811-04605
Boulder Growth & Income Fund, Inc.
Investment Company Act File No. 811-02328

First Opportunity Fund, Inc. Announces Redemption of Hedge Fund Positions

Boulder, CO (Business Wire) – September 4, 2014 – First Opportunity Fund, Inc. (OTC: FOFI) (the “Fund”) announced today that it had given its notice of redemption with respect to its remaining hedge fund investments.

In July of this year, the Fund was notified of proposed structural changes to both of its remaining hedge fund investments. The Fund’s investment advisers reviewed the proposed changes and determined that the hedge funds would no longer satisfy the advisers’ original investment thesis.  Consequently, the advisers gave notice to the hedge fund manager of their decision to redeem the Fund’s hedge fund investments.  Such redemptions will occur on September 30, 2014.  The initial redemption proceeds are expected to be received on or about October 1, 2014.

As the Fund has invested significantly in these hedge funds – representing approximately 33% of the Fund’s assets – the advisers are actively analyzing alternative opportunities to reinvest the redemption proceeds, including into other hedge funds.  Any future hedge fund investments will be subject to the outcome of the Fund’s special meeting of stockholders to be held on October 16, 2014.  At the special meeting, stockholders will be asked to approve a reorganization whereby the Fund will be reorganized with three affiliated funds into a single surviving fund to be listed on the NYSE.  As the NYSE has an informal policy against listed funds holding hedge fund investments, if the reorganization is approved by stockholders, the surviving fund does not intend to invest in hedge funds going forward.

This press release is not intended to, and does not, constitute an offer to sell, or solicitation of an offer to buy, shares of the Fund or its affiliated funds; nor is this letter intended to solicit a proxy from any stockholder of any of the affiliated funds. Such solicitations will only be made by a final, effective registration statement, which includes a definitive Joint Proxy Statement/Prospectus (the “Registration Statement”), after the Registration Statement is declared effective by the SEC.

INVESTORS AND SECURITY HOLDERS OF THE FUND ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATION AND OTHER PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETING. INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS AND EXPENSES OF THE SURVIVING FUND CAREFULLY. THE REGISTRATION STATEMENT WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS AND EXPENSES OF THE FUND AND OTHER IMPORTANT INFORMATION ABOUT THE FUND AND THE SURVIVING FUND.

The Registration Statement will not constitute an offer to sell securities, nor will it constitute a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

Stockholders may obtain free copies of the Registration Statement and other documents (when they become available) filed with the SEC at the SEC's web site at www.sec.gov. In addition, free copies of the Registration Statement and other documents filed with the SEC may also be obtained after effectiveness of the Registration Statement by calling (877) 561-7914.

Current stockholders and prospective investors should consult their own financial and legal advisors about risks associated with investing in the Fund in light of these developments.

For more information on the Fund, please visit us on the web at www.boulderfunds.net.

Contact: Brandon Krinhop (303) 449-0426